Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES
(Unaudited)

	Six
	Months
	Ended	For the Fiscal Year Ended
	7/3/04
(millions, except ratios)	(unaudited)	2003	2002	2001	2000

Fixed Charges
Interest and amortization of debt discount and expense on all indebtedness	$144	$1,816	$1,143	$1,415	$1,248

Add interest element implicit in rentals	74	167	157	161	136

	218	1,983	1,300	1,576	1,384
Interest capitalized	0	1	4	11	4

Total fixed charges	$218	$1,984	$1,303	$1,587	$1,388

Income
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$64	$5,449	$2,453	$1,223	$2,223
Deduct undistributed net income of unconsolidated companies	4	8	20	12	17

	60	5,441	2,433	1,211	2,206
Add
Fixed charges (excluding interest capitalized)	218	1,983	1,300	1,576	1,384

Income before fixed charges and income taxes	$278	$7,424	$3,733	$2,787	$3,590

Ratio of income to fixed charges	1.27	3.74	2.86	1.76	2.59